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Exhibit 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related prospectus of InKine Pharmaceutical Company, Inc. for the registration of 3,352,758 shares of its common stock and to the incorporation by reference therein of our report dated July 24, 1997 relating to the statements of operations, cash flows, and changes in shareholders' equity of InKine Pharmaceutical Company, Inc. for the year ended June 30, 1997 and for the period from July 1, 1993 (commencement of operations) through June 30, 1997 (not separately presented therein), included in its Annual Report on Form 10-K for the year ended June 30, 1999 filed with the Securities and Exchange Commission.


/s/  Richard A. Eisner & Company, LLP

New York, New York
May 12, 2000